Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

October 14, 2008

Agenda

- Why invest in India?
- Introducing iPath® MSCI India Index℠ ETN

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The Importance of International Investing – Revisited

U.S. market is not a complete investment set

- Unique companies and industries exist outside the U.S.
- Growing importance of non-U.S. countries in the world equation

Faster long-term growth rates may be available

- Emerging economies still developing infrastructure

Portfolio risk reduction

Continued institutional commitment to this asset class

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Prudent investment management is about including a more complete investment opportunity set to help maximize potential returns and minimize overall portfolio risk.

Markets outside the United States are increasing in importance and not thinking about them means missing out on some of the world’s largest and best in class companies and industries, the obvious ones which come to mind being semiconductors, basic materials, and telecommunications.

These countries, in particular emerging markets, are expected to grow at faster rates than the United States going forward (Source: IMF). Recent returns (past five years) have been significantly higher than developed market returns. These are shown later in the presentation (Source: MSCI).

Lower correlations between international markets and US equities offer diversification benefits for investors who include international equities in their portfolios.

Institutions recognize this and continue to have a strong commitment to international equities in their portfolios.

Why Invest in India?

Emerging markets as an asset class

- Potential portfolio diversification benefits

India's growing economic significance

Unique exposures

- Information Technology and business process
- Global leadership with world class companies

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As an asset class, emerging markets offer investors opportunities in faster growing markets and unique exposures not well represented in the United States. Many of today’s largest companies and global leaders are now located in developing economies. In addition emerging markets offer potentially attractive portfolio diversification benefits. Normally associated with risks such as political, economic, regulatory, liquidity and currency, emerging markets have had higher return volatility yet lower correlations to other asset classes.

India is no exception. As will be highlighted later in the presentation, despite having higher return volatility, India offers investors potential portfolio risk reduction benefits given its low to negative correlations vs. the rest of the world and to US fixed income.

India has developed into a major player in today’s global economy. With roughly 1 billion people, or 17% of the global population, India has the world’s second largest population after China (World Bank). This population is expected to have a huge economic impact both locally and globally with the ascent of India’s middle class consumer. Looking back, India has been among the fastest growing economies and between 2000 and 2005 had an annual GDP growth rate more than 2x that of the United States (World Bank). Looking forward estimates continue to place India among the fastest growing economies.

While the Indian economy is diversified by economic sector, India possesses some unique exposures not found anywhere else in the world. Companies around the world have outsourced their information technology and business process needs to India. The result? Companies such as Infosys Technologies, Satyam Computer Services, Tata Consultancy and Wipro Technologies are companies equivalent in market capitalization to S&P 500 companies!

GDP Growth Rates – India and the United States

GDP Growth Rates
Growth Rate (%)
12
10
8
6
4
2
0
2000
2001
2002
2003
2004
2005
2006
2007
Year
India
United States

Source: World Development Indicators database, as of September 2008

As mentioned, India’s economic growth has been strong in the recent past. This chart shows recent annualized GDP growth rates for the United States and India. As one can see, India’s growth has exceeded growth in the United States by a substantial margin. Historical performance, however, is not indicative of future performance.

The Investment Case for India

5-year correlations	S&P 500® Index	Lehman U.S. Aggregate Index	MSCI EAFE Index	MSCI Emerging Markets Index	MSCI India Total Return Index℠
S&P 500® Index	1.00				
Lehman U.S. Aggregate Index	-0.08	1.00			
MSCI EAFE Index	0.82	-0.01	1.00		
MSCI Emerging Markets Index	0.68	-0.01	0.82	1.00	
MSCI India Total Return Index℠	0.46	0.02	0.56	0.70	1.00

Historical volatility	S&P 500® Index	Lehman U.S. Aggregate Index	MSCI EAFE Index	MSCI Emerging Markets Index	MSCI India Total Return Index℠
5-year	8.6	3.6	10.7	17.1	24.6

Sources: MSCI, S&P, Lehman Brothers, BGI, as of 12/31/07

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Investing in emerging markets contains higher return volatility and may involve periods of time where this asset class has substantially over and underperformed other asset classes. Within the asset class itself, differences between top and bottom performing markets can be significant and have been at times greater than 100% depending upon the time period examined.

The two tables examine the correlations and volatility of India, as measured by the MSCI India Total Return Index SM relative to the four major asset classes. The MSCI India Total Return IndexSM is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities. It is currently comprised of the top 62 companies by market capitalization listed on the National Stock Exchange of India, is calculated by Morgan Stanley Capital International (MSCI) U.S. and is denominated in U.S. dollars.

The first table shows the 5-year correlations by asset class using the following benchmarks: the S&P 500® Index representing U.S. equities, Lehman U.S. Aggregate Index representing U.S. fixed income, MSCI Europe, Australasia and the Far East (EAFE) Index, the standard benchmark for overseas developed market investments, and MSCI Emerging Markets Index, the benchmark for global emerging market investments.

The second table confirms the higher return volatility associated with emerging markets generally and highlights India’s volatility as being close to 24%. All data is calculated using monthly returns ending 12/31/07.

Despite having higher levels of standalone risk however, adding an asset with lower correlations such as India may improve an investment portfolio’s overall profile. Thus even with the higher level of return volatility associated with a single emerging market, India’s low to negative correlations relative to other rest of world equities and fixed income translate into potential portfolio risk reduction benefits. When combined with an investor’s existing allocation to US equities/fixed income and/ or international developed markets equities, the resulting portfolio that includes India will have an improved risk return profile given India’s lower correlations to these major asset classes.

Unique Exposures:
MSCI India Total Return Index[SM]

GICS Sector weight (%)	MSCI India Total Return Index[SM]	S&P 500® Index	MSCI Emerging Markets Index
Consumer Discretionary	3.7	8.4	4.9
Consumer Staples	3.9	10.3	4.2
Energy	19.1	12.9	18.0
Financials	28.7	17.4	21.7
Heathcare	2.9	12.0	1.6
Industrials	12.3	11.5	9.7
Information Technology	11.2	16.8	10.1
Materials	7.9	3.3	14.7
Telecommunications	4.5	3.7	11.5
Utilities	5.7	3.6	3.5

Sources: MSCI, S&P. Holdings as of 12/31/07

The Global Industry Classification Standard (GICS) was developed by and is the exclusive property of MSCI and Standard & Poor's. "Global Industry Classification Standard (GICS)" is a service mark of MSCI and Standard & Poor's.

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Looking at India a little closer reveals several things:

This slide shows the MSCI India Total Return IndexSM broken down by the 10 economic (Global Industry Classification Standards or GICS) sectors and compared to the S&P 500® Index and the MSCI Emerging Markets Index. As highlighted, the domestic Indian economy represents a cross section of sectors. Compared to the U.S. economy, India possesses lower exposures to healthcare, Information Technology and consumer based sectors, not surprisingly sectors normally more prevalent in mature economies. Like many emerging markets, India provides greater exposure to energy and materials relative to the United States.

Relative to other emerging markets however, India has a relative underweight in materials and telecommunications, offset by an overweight to information technology (IT). At 21.9%, India’s weight in IT is roughly 5.6 – 5.7% greater than the weight of IT in the S&P 500® Index (15.1%) and the MSCI Emerging Markets Index (13.7%). It is this relative overweight to IT that makes India unique.

Top Companies Span Sectors

MSCI India Total Return Index[SM]	Weight	GICS Sector
1. Reliance Industries Ltd.	15.7	Energy
2. ICICI Bank Ltd.	7.9	Financials
3. Infosys Technologies Ltd.	6.7	Information Technology
4. Housing Development Finance Corp. Ltd.	4.5	Financials
5. Reliance Communications Ltd.	3.8	Telecommunication Services
6. Larsen & Toubro Ltd.	3.8	Industrials
7. HDFC Bank Ltd.	3.5	Financials
8. Oil & Natural Gas Corp. Ltd.	2.6	Energy
9. Bharat Heavy Electricals Ltd.	2.5	Industrials
10. Reliance Capital Ltd.	2.4	Financials
Top 10 Holdings Total	**53.6**	

Source: MSCI as of 12/31/07

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India’s economic representation is fairly well distributed as represented by its market capitalization. This slide shows the top 10 holdings within the MSCI India Total Return IndexSM. These companies represent a range of economic sectors including Information Technology, Energy, Financials, Telecommunications, Consumer Staples, etc. As mentioned, many of these companies now rank in similar size by market capitalization to the S&P 500® Index. As shown the top 10 holdings in the MSCI India Total Return IndexSM account for almost 54% of its weight.

Introducing iPath Exchange Traded Notes (ETNs)

Securities issued by Barclays Bank PLC

- Senior, unsecured debt
- No principal protection, interest payments or leverage

Linked to the return of the underlying index, less investor fees

- Unlike ETFs, no underlying assets are held

Daily exchange liquidity

- Early redemption feature

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iPath ETNs trade daily on an exchange at market prices. With short sales, you risk paying more for a security than you received from its sale. Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. Subject to requirements described in the prospectus, the Securities may be redeemed from the issuer in large, institutional blocks (typically 50,000 Securities). A redemption charge will apply to early redemption of iPath® MSCI India Index℠ ETNs.

iPath

New Access to an Evolving Market

iPath Emerging Market ETN	Trading Symbol	Primary Exchange	Yearly Fee*	Maturity Date
iPath® MSCI India Index℠ ETN	INP	NYSE Arca	0.89%†	12/18/36

*The investor fee is equal to the Yearly Fee times the principal amount of your securities times the index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will increase by an amount equal to the Yearly Fee times the principal amount of your securities times the index factor on that day (or, if such day is not a trading day, the index factor on the immediately preceding trading day) divided by 365. The index factor on any given day will be equal to the closing value of the index on that day divided by the initial index level. The initial index level is the value of the index on the inception date.

†The iPath® MSCI India Index℠ ETN will incur a redemption charge of 0.00125% times the daily redemption value upon early redemption. In addition to daily exchange liquidity, all iPath ETNs may be redeemed to the issuer in large, institutional blocks (typically 50,000 Securities), subject to requirements described in the relevant prospectus.

iPath

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The iPath® MSCI India IndexSM ETN now offers individual investors the ability to receive the return of the MSCI India Total Return IndexSM less investor fees (less redemption fee where applicable).

The redemption charge is a one time charge imposed upon the early redemption of securities and is equal to 12.5 bps of the daily redemption value. It is intended to allow the issuer to recoup brokerage and other transaction costs that it incurs upon redeeming the securities.

This fee is charged at the time of early redemption and is only incurred by the investor generating the ETN early redemption activity. That is, the investor must be capable of redeeming at least 50,000 units at a time through their transacting broker. Any secondary market transactions will not be subject to this redemption charge, although brokerage commissions will apply.

The issuer may from time to time in their sole discretion reduce, in part or in whole, the minimum redemption amount of 50,000 units. Any such reduction will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Conclusion

- Unique exposures
- New opportunities
- Unprecedented access

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Similar to existing iPath ETNs available, the iPath® MSCI India IndexSM ETN product offers the same benefits to investors. These being cost effectiveness and exchange traded liquidity.

As highlighted India remains a challenging market for U.S. investors to invest in with limited available investment alternatives. Potential investment benefits confirm India’s place as part of a long-term strategic allocation that includes international and emerging markets.

The iPath® MSCI India IndexSM ETN offers an innovative way for investors to participate in the returns of the Indian market, less investor fees (and redemption fee where applicable) in a simple, efficient structure.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors; further iPath ETNs do not charge sales loads. Buying and selling iPath ETNs will result in brokerage commissions, but the savings from potentially lower investor fees can help offset these costs. iPath ETNs can also provide a means to invest in these markets without committing resources to managing a portfolio of securities or derivatives.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see "Risk Factors" in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

In light of regulations recently implemented by the Securities and Exchange Board of India ("SEBI") with respect to derivative Instruments linked to Indian equity securities, the issuance, sale and lending of the iPath® MSCI India Index℠ ETNs is now subject to the terms described in the prospectus relating to the notes.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. ("BGINA"), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. ("BCI") are affiliates of Barclays Bank PLC.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. **Sales in the secondary market may result in significant losses.**

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iPath ETNs (the "Securities") are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

An investment in the iPath ETNs linked to the MSCI India Total Return Index℠ may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

Subject to requirements described in the prospectus, the Securities may be redeemed with the issuer in large, institutional blocks (typically, 50,000 Securities). A redemption charge will apply.

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BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. ("MSCI"). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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